

September 9, 2014

<u>Via E-Mail</u>
Mr. Steven P. Rasche
Executive Vice President and Chief Financial Officer
The Laclede Group, Inc.
720 Olive Street, Suite 1301
St. Louis, MO  63101

> **Re:     The Laclede Group, Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 4, 2014**
> **File No. 001-16681**
> **Laclede Gas Company**
> **Item 4.01 Form 8-K**
> **Filed September 4, 2014**
> **File No. 001-01822**
> **Alabama Gas Corporation**
> **Item 4.01 Form 8-K**
> **Filed September 4, 2014**
> **File No. 002-38960**

Dear Mr. Rasche:

We have reviewed your filings and have the following comments.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Forms 8-K, Filed September 4, 2014

1. We note you disclose that Alabama Gas Corp. (Alagasco) had a reportable event during its two most recent fiscal years ended December 31, 2013 and 2012 and the subsequent interim period through September 2, 2014, in that there was a material weakness in Alagasco's internal controls over financial reporting.   However, you have not provided

all of the disclosures required by Item 304 (a)(1)(iv) for this reportable event. Please tell us how you considered providing disclosure regarding Alagasco's former Chief Financial Officer's override of its internal controls over financial reporting during the quarters ended June 30, 2013 and September 30, 2013 in this Item 4.01 Form 8-K rather than providing a cross-reference to disclosures in Alagasco's September 30, 2013 Form 10-Q and why you believe a cross-reference satisfies the requirement of Item 304(a)(1)(iv)(A) to describe each reportable event. In addition, please revise your disclosure to state whether any audit or similar committee of the board of directors, or the board of directors of Alagasco, discussed this matter with the former accountant. Please also disclose whether you and Alagasco have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning this reportable event and, if not, describe the nature of any limitation thereon and the reason therefor.

2. When you amend your filing for the above matters, please provide an updated Exhibit 16 letter from PwC indicating whether they agree with your revised disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at (202) 551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief